Exhibit 1.3

[KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]

January 17, 2006

Mr. William F. Ritzmann

President & CEO

United Community Bank

92 Walnut Street

Lawrenceburg, IN 47025

Dear Mr. Ritzmann:

This letter supplements and amends that certain letter dated August 2, 2005 (the “Original Letter”) sent by Keefe, Bruyette & Woods, Inc. (“KBW”) to you with regard to the proposed minority stock offering (the “Offering”) by a new holding company (the “Company”), the mid-tier holding company of United Community Bank (the “Bank”). Capitalized terms that are used in this letter that are not defined shall have the same meanings as in the Original Letter.

The second paragraph of Section 9 of the Original Letter is hereby amended to provide:

“KBW shall be reimbursed for reasonable out-of-pocket expenses actually incurred, including costs of travel, meals and lodging, photocopying, telephone, facsimile and couriers, provided such expenses do not exceed $10,000. The selection of KBW’s counsel will be done by KBW, with the approval of the Company. The Company will reimburse KBW for the fees of its counsel, not to exceed $35,000 and their reasonable expenses actually incurred, which shall be capped at $5,000. Counsel’s fees anticipate proceeding in a normal fashion without experiencing any significant unforeseen delays. The expenses of this paragraph assume that no resolicitation will occur. Any adjustments permitted under this paragraph, which shall not exceed $5,000 in the aggregate, will be subject to your approval.”

Except as modified herein, all other terms and conditions of the Original Letter remain in full force and effect.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning the original copy of this letter to the undersigned.

Sincerely,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ HAROLD T. HANLEY III
Harold T. Hanley III
Managing Director

UNITED COMMUNITY BANK

By:	/s/ WILLIAM F. RITZMANN
William f. Ritzmann
President & Executive Officer